UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **January 24, 2012**

MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)
1716 Locust Street, Des Moines, Iowa		**50309-3023**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On January 24, 2012, Meredith Corporation issued a news release reporting earnings for the second fiscal quarter and six months ended December 31, 2011. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

(c) Exhibits

99   Conference call script of conversation with analysts on January 24, 2012, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph H. Ceryanec

Joseph H. Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: January 24, 2012

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on January 24, 2012, concerning news release of the same date which reported earnings for the second fiscal quarter and six months ended December 31, 2011.

Exhibit 99

MEREDITH CORPORATION
FISCAL 2012 SECOND QUARTER
INVESTOR CONFERENCE CALL

<u>**Mike Lovell**</u>

Good morning and thanks everyone for joining us. We'll begin the call this morning with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are Paul Karpowicz, President of our Local Media Group; and Tom Harty, President of our National Media Group.

An archive of today's discussion will be available later this afternoon on our investor website, and a transcript will follow. Let me remind you that our remarks today include forward-looking statements and that actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier today, and in some of our SEC filings. With that, Steve will begin the presentation.

<u>**Steve Lacy**</u>

Good morning everyone and thank you for joining us,

Let me begin by saying how excited we are to add Allrecipes.com to our Meredith portfolio of National media brands. This acquisition of the world's No. 1 digital food site doubles the size of the Meredith's Women's Network to 40 million monthly unique visitors. In addition it positions us as the No. 1 premium owned and operated network in the Women's Lifestyle Category, according to the most recent comScore data. That's obviously a key selling point to our advertisers.

Importantly, Allrecipes nearly doubles the digital advertising revenues generated by our Meredith Women's Network. It matches perfectly with our stated acquisition goals - adding meaningful digital scale and a brand that brings new audiences and great advertiser relationships. And finally, the Allrecipes transaction is a great fit with our Total Shareholder Return financial strategy. It is expected to add to growth in revenue, profit and free cash flow over time.

The Allrecipes' demographic matches very nicely with our core audience of female adults. Its editorial positioning is right in our wheelhouse. We are already the leading food magazine company and now we're adding the No. 1 digital position as well. We can now offer advertisers access to 100 million unduplicated American women across the platforms they use every day. It's clearly a great combination.

We also believe that Allrecipes.com will help us in other ways, including:

- Providing Meredith access to a large and vibrant audience to market other products to, including our magazine subscriptions, and other E-Commerce opportunities.

- It also allows Meredith to apply Allrecipes.com's proprietary SEO expertise across our digital platforms, which is expected to improve performance, and reduce Search Engine Marketing (SEM) spending over time.

- It introduces Meredith brands to new audiences, as Allrecipes.com has 17 sites in 22 countries across the globe.

Now turning to our quarterly results, earlier this morning we reported earnings per share of $0.70 for the second quarter of our fiscal 2012. That compares to $0.88 in the year-ago period, which was a record high for the Meredith Corporation, and included $0.29 in political-related earnings from last year's very strong political cycle.

Looking at the quarter just completed from an advertising standpoint, the national advertising market remained challenging for our magazine and digital brands, consistent with what we experienced throughout calendar 2011. Meanwhile, our Local Media Group delivered 9 percent growth in non-political advertising revenues. That's the ninth-straight quarter we've delivered non-political ad growth.

As we now look to early calendar 2012 advertising, we are seeing an improving trend in the National Media Group, with monthly results strengthening as the current quarter progresses. In our Local Media Group, non-political advertising revenues continue to show strength, pacing up in the mid-single digits with nine weeks left in our third quarter.

So, stepping back for a moment, so far in fiscal 2012 we have aggressively pursued a series of initiatives that position Meredith for long-term growth in revenue, profit and free cash flow. In addition, we continue to take meaningful steps to increase Total Shareholder Return and return more cash to our shareholders.

Examples of our fiscal 2012 accomplishments include:

- Our new three-part financial strategy that is being well-received by the investment community. It includes (1) a 50 percent dividend increase to $1.53 per share; (2) a new $100 million share repurchase program; and (3) strategic investments in our business as opportunities arise. Our share price has increased 30 percent since the late October announcement, and our dividend yield was a healthy 5-to-6 percent during our second quarter.

- We also enhanced our position in the food and broader parenthood media space through the acquisitions of *Every Day with Rachael Ray* and the *FamilyFun* brands. These acquisitions, along with Allrecipes.com, make Meredith the leading food media company, in addition to our leadership position both in the parenthood and the home categories. In our business, scale means greater reach to consumers and higher margins over time.

- In addition we grew total first half non-political advertising revenues 6 percent in our Local Media Group.

- We added new capabilities and scale to Meredith Xcelerated Marketing through an investment in the global marketing company Iris. The Meredith-Iris Global Network is already offering new client opportunities for MXM.

- And finally, we extended and expanded our Better Homes and Gardens brand licensing agreement with Walmart through 2016. Today we have over 3,000 Better Homes and Gardens-branded SKUs at Walmart stores across the United States and Canada, and that's up from about 2,500 last year.

Meredith is the acknowledged leader in delivering inspirational and actionable content to American women. And while we continue to enhance our position through improvements to our existing properties and through additions to our portfolio, we are also strategically expanding our digital and our video assets.

So far in fiscal 2012:

- We grew viewership across our television stations, as witnessed by a very strong November 2011 ratings book.

- We extended the reach of *The Better Show*, our daily syndicated television program, to 150 markets reaching 80 percent of U.S. households.

- We increased total Company web traffic more than 50 percent to nearly 25 million unique visitors and nearly a half-billion monthly page views. Including Allrecipes.com, our total web traffic increases to 45 million monthly uniques.

- We have made great strides in extending our brands across multiple tablet platforms. Currently, 15 of our subscription titles as well as several of our special interest titles are available in tablet form across one or more platforms, including the iPad, Nook Color, Nook Tablet, Kindle Fire, Zinio and select Android tablets. We saw strong gains in single copy and subscriptions of digital tablet editions during the recent holiday season.

- We've also introduced 12 new mobile apps that have resulted in more than 3 million downloads so far this fiscal year. We extended our local mobile presence by launching mobile sites for all of our stations and redesigning all of our news apps. Additionally, we are working with the broadcast industry to advocate for live local television mobile streaming across devices.

These initiatives have helped us grow online-related revenues to 10 percent of our total revenues - even before taking into account the acquisition of Allrecipes.com - up from 1 percent in fiscal 2003.

We're very focused on continuing to grow digital revenues, and strengthening our ability to create and distribute video content that's inspired by our national brands. We believe that this strategic focus on digital and video enhances the relevance of our branded content for consumers; will attract new and younger consumers to Meredith brands; and create new revenue opportunities as well.

These steps, in conjunction with our new financial strategy, represent very strategic and tangible actions we're taking to strengthen the performance of our businesses and increase shareholder value. We remain confident and committed to strong cash flow generation over time, and to a balanced Total Shareholder Return agenda.

Now I'll turn the conversation over to Chief Financial Officer Joe Ceryanec for a review of our operating group's performance in the second quarter and first half of fiscal 2012, and for our outlook for the third quarter and balance of fiscal 2012.

JOE CERYANEC

Thanks, Steve and good morning everyone. Overall, we finished the quarter at the high-end of our previously communicated range of $0.65 to $0.70 per share.

For the first six months of fiscal 2012, we earned $1.18 per share, compared to a record $1.45 in the year-ago period. Please remember, the prior-year amount included $0.48 in political-related earnings per share.

OPERATING DETAIL

LOCAL MEDIA GROUP

As we look at our Local Media Group, fiscal 2012 second quarter operating profit was $27 million, compared to $39 million in the prior quarter. Again, we generated $21 million less in political advertising revenues in the second quarter of fiscal 2012. For an off-political year, our local media second quarter operating profit was the second-best in our Company's history.

Expenses were down about 3 percent, which helped us achieve an EBITDA margin of 40 percent.

Looking more closely at non-political advertising performance in the second quarter of fiscal 2012, compared to the year-ago period:

- Revenues rose 9 percent. That's stronger growth than the industry delivered as a whole, and it's our ninth-consecutive quarter that we've delivered year-over-year improvement. Performance was strongest at our stations in Atlanta, Hartford, Las Vegas and Portland.

- Automotive advertising revenues increased 15 percent, on top of 17 percent growth in the prior-year period. Professional Services, the second-largest category, grew 19 percent, also on top of 17 percent growth in the year-ago period.

- Digital advertising revenues increased more than 50 percent as investments we've made to better monetize our online and mobile assets began to be realized.

Our ad revenue growth is primarily driven by our ability to monetize the strong gains we've delivered in news viewership -which grew at double digit rates during many of the dayparts across our station group - as we outlined in our earnings press release earlier this morning.

We also grew Other Revenues by more than 30 percent in the quarter. This was due primarily to our management of Turner Broadcasting's Peachtree TV in the Atlanta market. This strategic partnership is giving us access to a larger share of the Atlanta ad dollars.

Meredith Video Studios contributed to the growth in Other Revenues as well, led by custom video projects for corporate clients and continued expansion of the *Better* show. When it launched four years ago, it was only available on our own group of 12 stations. Today, the *Better* show reaches more than 80 percent of households across approximately150 markets. It now has a presence in nine of the top 10 markets in the U.S., including all of the Top 5. The *Better* show aired its 1000th episode on December 22, 2011.

NATIONAL MEDIA GROUP

Now, turning to the National Media Group, second quarter operating profit was $36 million, compared to the $42 million in the year-ago period. Expenses decreased 8 percent.

Consistent with what we've experienced throughout calendar 2011, print and digital ad revenues continued to be impacted by the food and beverage and prescription drug ad categories. This reflects pressures our clients are facing on higher commodity costs and fewer new drugs coming to market. Remember, we over-index the industry by more than 2-to-1 in these categories. We are seeing improvement in food-related advertising in early calendar 2012, though the prescription drug category remains challenging.

We delivered nearly 30 percent growth in the Home category during the fiscal second quarter and this was the second consecutive quarter of growth for that category, as well as for the over-the-counter drug and financial services-related categories. Weighted average net advertising revenues per magazine page increased 8 percent in the second fiscal quarter, driven by both the change in ad category mix and stronger pricing.

Turning to circulation, we grew total revenues due to higher subscription revenues. Of note, we doubled the number of online orders for print subscriptions to half a million during the second quarter compared to the prior year period, driven by more aggressive website and email marketing program as well as efforts to shift to online billing and renewals. We're on pace to generate approximately 20 percent of our annual subscription renewals online this fiscal year. And as Steve mentioned, we're excited about the opportunities to use Allrecipes to help us with this initiative.

Generating more online subscriptions is just one facet of our transition to paperless consumer transactions. This is an important initiative because (1) We can provide in many cases better and faster customer service, (2) It doesn't cost as much as traditional methods; and (3) We are better able to up-sell other products and services at an online checkout, resulting in higher revenue per transaction.

Growth in subscription revenues is one example of the very strong connection our brands have to the individual consumer. In addition:

- Total readership for our measured magazines is growing as well, according to Fall 2011 data from Mediamark Research and Intelligence. It now stands at a record 113 million.

- We delivered sharply higher traffic to our nationally branded websites this quarter as well. Total unique visitor traffic to our sites grew by more than 50 percent organically - as Steve mentioned earlier. This included strong growth at our largest sites - including BHG.com - and at our newer sites - including Recipe.com, which averaged approximately 2 million uniques. Recipe.com is a robust consumer site that combines tested recipes with coupons, shopping tools and cooking videos.

- Demand is growing at our mobile-related sites, too, where traffic has more than doubled. Mobile traffic is about 5 percent of our total online traffic today.

- And lastly, we significantly expanded the reach of our brands on digital tablets with the launch of the Amazon Kindle Fire. Today, we have the majority of our subscription brands available on all of the major digital tablets, including the Apple iPad and Barnes & Noble NOOK Color and the Nook Tablet devices.

Fiscal 2012 second quarter National Media Group Other revenues declined, primarily due to select clients within MXM that scaled-back programs because of higher-than-expected commodity prices, similar to what Meredith's advertising clients faced earlier in the calendar year.

The programs that Meredith Xcelerated Marketing develops and runs for clients are typically longer-term in duration. As a result, its performance is often resilient against - but not immune from - shorter-term changes to economic conditions.   Over the last five years, MXM has been a strong performer, delivering a 14 percent compounded annual growth in revenue through both organic growth and a series of strategic acquisitions.

Finally, we extended our very successful brand licensing arrangement with Walmart through 2016. The new contract includes an expansion of the Better Homes and Gardens branded home décor and garden program at Walmart stores across the U.S. and Canada.

OUTLOOK

Now, turning to our outlook. As we look at the third quarter of fiscal 2012 compared to the year-ago period:

- With two of three magazine issues closed, we expect third quarter National Media Group ad revenue performance to be flat to up low-single digits.

- With nine weeks remaining in the quarter, Local Media Group non-political ad revenues are currently pacing up in the mid-single digits.

We currently expect fiscal 2012 third quarter earnings per share to range from $0.65 to $0.70.

And we expect fiscal 2012 earnings per share to range from $2.55 to $2.75. Both our quarterly and full year estimates exclude the impact of the acquisition of Allrecipes.com, as noted in our press release we issued earlier today.

Now, I'll turn it back to Steve Lacy to wrap us up.

STEVE LACY

Thanks, Joe.

We continue to focus on maximizing Total Shareholder Return over time. Our very strategic acquisition of Allrecipes.com increases our relevance with a large and vibrant user community and strengthens our relationships with advertisers who want to reach those consumers. When combined with our National Media portfolio, Allrecipes.com will add to our ability to drive incremental growth in revenues, profit and free cash flow over time. As I pointed out earlier, this is a key component of our Total Shareholder Return strategy.

I'll close this morning by re-stating our strategic growth initiatives, as it helps to frame our activities and accomplishments so far in fiscal 2012, and going forward.

- **First and foremost, we will continue pursue actions that strengthen our core magazine and television businesses.**

- **Second, we will aggressively expand our digital and video activities**.

- **Third, we will expand businesses where revenues are not dependent on traditional advertising sources.**

- **Fourth, we will pursue acquisitions and investments that grow our scale and our capabilities.**

- **And finally, we will continue to reward our shareholders by growing the amount of cash we return to them.**

To conclude, fiscal 2012 is off to an exciting start here at Meredith. We continue to be highly confident in the strength of Meredith's diversified business model, and our ability to generate significant and sustainable free cash flow by leveraging the strength of our brands. Our new financial strategy - built on a commitment to Total Shareholder Return and prudent capital stewardship - reaffirms this pledge to our shareholders.

Now we will be happy to answer your questions.